UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 1, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dyax Corp.

File No. 000-24537 - CF# 29075

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Dyax Corp. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.22 to a Form 10-K filed March 12, 2010. The exhibit was refiled with fewer redactions as Exhibit 10.4 to a Form 8-K filed on March 29, 2013.

Based on representations by Dyax Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.22 to Form 10-K	through November 19, 2014
Exhibit 10.4 to Form 8-K	through November 19, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel